Exhibit (a)(5)(M)

Avista Capital Partners Successfully Completes Telular Tender Offer

Acquisition Expected to Close Later Today

NEW YORK, NY, June 24, 2013—Avista Capital Partners today announced that it has successfully completed its previously announced tender offer for all outstanding shares of common stock of Telular Corporation (NASDAQ: WRLS) (“Telular”) for $12.61 per share, net to the seller in cash without interest and less any applicable withholding taxes. Avista Capital Partners’ acquisition of Telular is expected to close later today.

The tender offer expired at 10:00 a.m. (New York City time) on Monday, June 24, 2013.  Continental Stock Transfer & Trust Company, the depositary for the tender offer, has advised that, as of the expiration of the tender offer, approximately 14,260,497 shares of common stock of Telular (including approximately 276,278 shares subject to notices of guaranteed delivery) were validly tendered and not validly withdrawn in the tender offer, representing approximately 82% of the outstanding shares.  All validly tendered shares have been accepted for payment, and payment for such shares will be made promptly.

Avista Capital Partners intends to promptly take the steps necessary to complete a “short-form” merger of ACP Tower Merger Sub, Inc. (“Purchaser”) with and into Telular under Delaware law, without a meeting of Telular’s stockholders, including the exercise by Purchaser of the “top up” option in accordance with the terms of the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2013, among Telular, Purchaser and ACP Tower Holdings, LLC (“Parent”).  The “short-form” merger is expected to be completed later today.

In the “short-form” merger, each share of common stock of Telular not tendered in the tender offer (other than shares held by Telular as treasury stock or owned by Parent, Purchaser or any subsidiary of Telular, and other than shares held by a holder who has properly demanded and perfected appraisal rights in accordance with Section 262 of Delaware General Corporation Law) will be converted into the right to receive $12.61 per share in cash, without interest and less any applicable withholding taxes thereon.  This is the same price per share paid in the tender offer. Purchaser and Parent are controlled by Avista Capital Partners.

Kirkland & Ellis LLP served as legal advisor to Avista Capital Partners.

About Telular Corporation

Telular Corporation (NASDAQ: WRLS) provides remote monitoring and asset tracking solutions for business and residential customers, enabling security systems and industrial applications to exchange actionable information wirelessly, typically through cellular and satellite technology. With over 25 years of experience in the wireless industry, Telular Corporation has developed solutions to deliver remote access for voice and data without significant network investment. Headquartered in Chicago, Telular Corporation has additional offices in Atlanta, Washington, D.C., and Miami. For more information, please visit www.telular.com.

About Avista Capital Partners

Avista Capital Partners is a leading private equity firm with over $5 billion under management and offices in New York, Houston and London. Founded in 2005, Avista’s strategy is to make controlling or influential minority investments in growth-oriented energy, healthcare, communications & media, industrials, and consumer businesses. Through its team of seasoned investment professionals and industry experts, Avista seeks to partner with exceptional management teams to invest in and add value to well-positioned businesses.

Media Contacts for Avista Capital Partners:

James David or Jeffrey Taufield

Kekst and Company

james-david@kekst.com or jeffrey-taufield@kekst.com

(212) 521-4800